UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                 March 30, 2006

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                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


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CRUCELL ADOPTS IFRS AS PRIMARY REPORTING METHOD AND ANNOUNCES
2006 FINANCIAL CALENDAR

LEIDEN, THE NETHERLANDS, MARCH 29, 2006 - Dutch biotechnology company Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: SW CRX) today announced that it will adopt IFRS as its primary financial reporting method from 2006. Crucell's listing at Euronext Amsterdam and the Swiss Exchanges and related regulatory reporting requirements drive the Company's decision to adopt IFRS at this time. The Company will continue to report its half-year and full-year financial results under US GAAP with a reconciliation to IFRS.

Crucell also announced the dates for its quarterly and annual financial results for 2006. The dates are as follows:

                 FIRST QUARTER:             May 23, 2006
                 SECOND QUARTER:            August 29, 2006
                 THIRD QUARTER:             November 14, 2006
                 ANNUAL RESULTS:            February 13, 2007

On each reporting date, the company will issue a press release at 08:00 CET, followed by a conference call at 14.00 CET, which will be webcast on Crucell's website (www.crucell.com). Details and dial-in numbers for the conference calls will be announced two weeks prior to each reporting date by press release and will also be posted on the Company's website.

Further, Crucell has announced that it will hold an Analyst briefing on April 27, 2006, at 14.00 CET (08:00 EST). This briefing will be targeted to analysts and will be webcast live.


ABOUT CRUCELL

Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: SW CRX) is a biotechnology company focused on research, development and worldwide marketing of vaccines and antibodies that prevent and treat infectious diseases. Its vaccines are sold in public and private markets worldwide. Crucell's core portfolio includes vaccines against hepatitis B and virosomal influenza. Crucell also markets travel vaccines, such as the only oral anti-typhoid vaccine on the market. The Company has a broad development pipeline, including both early-stage products and products almost ready to go to market. Several Crucell products are based on its unique PER.C6(R) production technology. The Company licences this and other technologies to the biopharmaceutical industry. Important partners and licensees include DSM Biologics, sanofi aventis, GSK and Merck & Co. Crucell is headquartered in Leiden (the Netherlands), with subsidiaries in Switzerland, elsewhere in Europe, and in Korea. The Company employs about 1000 people. For more information, please visit www.crucell.com.

For further information please contact:

Crucell N.V.
Harry Suykerbuyk
Director Investor Relations and Corporate Communications
Tel. +31-(0)71-524 8718
h.suykerbuyk@crucell.com

For Crucell in the US:
Redington, Inc.
Thomas Redington
Tel. +1 212-926-1733
tredington@redingtoninc.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
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                                                     (Registrant)

     March 30, 2006                                /s/ LEON KRUIMER
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        (Date)                                      Leon Kruimer
                                              Chief Financial Officer